UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. 812-13987
Wells Fargo Bank, N.A. 101 North Phillips Avenue Sioux Falls, SD 57104
First International Advisors, LLC 30 Fenchurch Street London, England UK EC3M 3BD
Metropolitan West Capital Management, LLC 610 Newport Center Drive Suite 1000 Newport Beach, CA 92660
Golden Capital Management, LLC 5 Resource Square Suite 400 10715 David Taylor Drive Charlotte, NC 28262
Alternative Strategies Brokerage Services, Inc. 401 South Tryon Street Charlotte, NC 28288
Alternative Strategies Group, Inc. 401 South Tryon Street, TH 3 Charlotte, NC 28288
Wells Fargo Funds Management, LLC 525 Market Street, 12th Floor San Francisco, California 94105
Wells Capital Management Incorporated 525 Market Street, 10th Floor San Francisco, California 94105
Peregrine Capital Management, Inc. 800 LaSalle Avenue, Suite 1850 Minneapolis, MN 55402

Galliard Capital Management, Inc. 800 LaSalle Avenue, Suite 1100 Minneapolis, MN 55402
Nelson Capital Management 1860 Embarcadero Road, #140 Palo Alto, CA 94303
Wells Fargo Funds Distributor, LLC 525 Market Street, 12th Floor San Francisco, California 94105

Wells Fargo Bank, N.A., successor by merger to Wachovia Bank, N.A. (“Wells Fargo Bank”), First International Advisors, LLC (“First International”), Metropolitan West Capital Management, LLC (“Metropolitan West”), Golden Capital Management, LLC (“Golden Capital”), Alternative Strategies Brokerage Services, Inc. (“Alternative Strategies Brokerage”), Alternative Strategies Group, Inc. (“Alternative Strategies”), Wells Fargo Funds Management, LLC (“WF Funds Management”), Wells Capital Management Incorporated (“Wells Capital Management”), Peregrine Capital Management, Inc. (“Peregrine”), Galliard Capital Management, Inc. (“Galliard”), Nelson Capital Management, LLC (“Nelson”) and Wells Fargo Funds Distributor, LLC (“WF Funds Distributor”) (collectively, the “Applicants”) each hereby submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the U.S. Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a permanent injunction entered against Wells Fargo Bank. Wells Fargo Bank is an indirect subsidiary of Wells Fargo & Company (“Wells Fargo”). Through its direct and indirect subsidiaries, Wells Fargo, a registered financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide. No existing company of which Wells Fargo Bank is an affiliated person (other than the Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company or principal underwriter (as defined in Section 2(a)(29) of the

Act) for any open-end registered investment company, registered unit investment trust (“UIT”) or registered face amount certificate company. The term “Fund” as used herein refers to any registered investment company, including a UIT or registered face amount certificate company, business development company (“BDC”) and employees’ securities company (“ESC”).1 Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Wells Fargo Bank is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which Wells Fargo Bank may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

Wells Fargo Bank is a national banking association wholly owned by Wells Fargo. (Wells Fargo directly owns 37.51% of Wells Fargo Bank and indirectly owns the rest.) On March 20, 2010, Wachovia Bank, N.A. (“Wachovia Bank”) merged with and into Wells Fargo Bank. Effective December 1, 2011, a department within Wells Fargo Bank (Abbot Downing Investment Advisors) became registered as an investment adviser under the Advisers Act and became investment adviser to the Fund listed on Part 6 of Annex A. That Fund had net assets of approximately $58 million as of October 31, 2011.

[1]	Neither Wells Fargo Bank nor any of its affiliated persons currently serves as an investment adviser, depositor or principal underwriter for any BDC or ESC, but the Applicants request that the relief granted by the Commission pursuant to this Application apply in the event the Applicants serve in the future as an investment adviser, depositor or principal underwriter for any BDC or ESC.

First International is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Fund listed in Part 1 of Annex A. The Funds listed in Part 1 of Annex A had net assets of approximately $423 million as of October 31, 2011.

Metropolitan West is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed in Part 2 of Annex A. The Funds listed in Part 2 of Annex A had net assets of approximately $705 million as of October 31, 2011.

Golden Capital is an indirect majority-owned subsidiary controlled by Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed on Part 3 of Annex A. The Funds listed in Part 3 of Annex A had net assets of approximately $100 million as of October 31, 2011.

Alternative Strategies Brokerage is an indirect wholly-owned subsidiary of Wells Fargo and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter to the Funds listed on Part 4 of Annex A (except Wells Fargo Multi Strategy 100 Master Fund I LLC).

Alternative Strategies is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to the Funds listed on Part 4 of Annex A. These Funds had net assets of approximately $440 million as of October 31, 2011.

WF Funds Management is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to the Funds listed on Part 1 of Annex B. These Funds had net assets of approximately $238 billion as of October 31, 2011.

Wells Capital Management is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory services to certain Funds listed in Part 1 of Annex B and to the Funds listed in Part 5 of Annex A. The Funds listed in Part 5 of Annex A had net assets of approximately $9.8 billion as of October 31, 2011.

Peregrine is a direct wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. Galliard is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. Nelson is an indirect wholly-owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. Peregrine, Galliard and Nelson provide investment advisory services to certain Funds listed in Part 1 of Annex B.

WF Funds Distributor is an indirect wholly-owned subsidiary of Wells Fargo and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the Funds listed on Part 1 of Annex C. These Funds had net assets of approximately $236 billion as of October 31, 2011.

B.	The Consent and Injunction

On December 8, 2011, the Commission filed a complaint (the “Complaint”) against Wells Fargo Bank in the United States District Court for the District of New Jersey (the “District Court”) in a civil action captioned SEC v. Wachovia Bank, N.A., n/k/a Wells Fargo Bank, N.A.

(the “Action”).2 The conduct of Wachovia Bank alleged in the Complaint involved the bidding on and sale of municipal derivative transactions to municipalities and other issuers of tax-exempt debt. The Complaint alleges that Wachovia Bank engaged in fraudulent practices, misrepresentations and omissions that affected the prices of the reinvestment instruments, deprived the municipalities of a conclusive presumption that their reinvestment instruments were purchased at fair market value and/or jeopardized the tax-exempt status of certain securities. Specifically, the Commission alleges that from at least 1997 to 2005 certain Wachovia Bank employees conspired with bidding agents and other providers of municipal derivative transactions to rig 29 such transactions for Wachovia Bank to win; the Commission further alleges that certain Wachovia Bank employees provided 29 deliberately non-winning bids for municipal derivative transactions so as to facilitate the rigging of those transactions for other providers to win. Based on the alleged misconduct in the Complaint, Wachovia Bank allegedly violated Section 17(a) of the Securities Act.

In connection with the Action, Wells Fargo Bank and the Division of Enforcement reached an agreement to settle the Action, and Wells Fargo Bank has submitted to the Commission a Consent (the “Consent”) in which, for the purpose of the Action, it consents to the imposition of a final judgment by the District Court (the “Final Judgment”), including imposition of an injunction, without admitting or denying the matters set forth in the Complaint (except as to the jurisdiction of the Commission).

In the Final Judgment, Wells Fargo Bank will be enjoined from violating Section 17(a) of the Securities Act (the “Injunction”). The Final Judgment will also order Wells Fargo Bank to disgorge $21,078,591 and to pay a civil penalty in the amount of $25,000,000. The total

[2]	Docket no. 11-CV-07135.

payment of $46,078,591 will be paid into a Fair Fund for distribution to municipal derivative transaction counterparties affected by the conduct alleged in the Complaint.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust, registered face amount certificate company, BDC or ESC if the person, by reason of any misconduct, is permanently or temporarily enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, or in connection with activities as an underwriter, broker or dealer. Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, subadviser or depositor for any Fund or as principal underwriter for any registered open-end company, registered face amount certificate company, UIT, BDC or ESC. The entry of the Injunction would result in a disqualification of each Applicant under Section 9(a)(3) because Wells Fargo Bank is an affiliated person of such Applicants and would, upon the entry of the Injunction, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to

Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).3

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Final Judgment did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to any Fund or in the capacity of principal underwriter for any open-end Fund, UIT or registered face amount certificate company. The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions

[3]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

from the courts of competent jurisdiction for improper practices in connection with securities.”4 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of Wells Fargo Bank, First International, Metropolitan West, Golden Capital, Alternative Strategies, WF Funds Management, Wells Capital Management, Peregrine, Galliard and Nelson (the “Adviser Applicants”) to continue providing advisory and sub-advisory services to Funds would result in such Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the

[4]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the boards of directors of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of Alternative Strategies Brokerage and WF Funds Distributor (the “Underwriters”) to continue to serve as principal underwriter to Funds (or, as applicable, as principal underwriter to the registered products issued through the Funds) would result in potential hardship to such Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Underwriters because to do so would deprive the shareholders of those Funds of services they selected in investing in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute principal underwriters, which would not, in any event, be able to replicate the selling network established by the Underwriters. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on the Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial resources to establishing expertise in advising and sub-advising Funds. Prohibiting the Adviser Applicants from providing advisory or sub-advisory services to the Funds would not only adversely affect their business, but would also adversely affect their employees that are involved in these activities. The Adviser Applicants employ more than 1,600 employees who are involved in the provisions of advisory and depository services to the Funds. The Adviser Applicants also have committed an extensive amount of capital to support their advisory and sub-advisory business. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Similarly, if the Underwriters were barred under Section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on their current business and employees would be severe. The Underwriters have committed substantial resources to establishing expertise in underwriting the securities of Funds. Prohibiting the Underwriters from serving as principal underwriter to the Funds would not only adversely affect their current business, but also their employees who are involved in these activities. The Underwriters have committed an extensive amount of capital to support their underwriting activities. For these reasons, the imposition of the Section 9(a) disqualification on the Underwriters would be unduly and disproportionately severe.

D.	Absence of Any Connection Between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, depositor or principal underwriter for any Fund. Similarly, the alleged conduct giving rise to the Injunction did not involve any Fund or the assets of any Fund with respect to which the Applicants serve (or served) as an investment adviser, depositor or principal underwriter. Therefore, the Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

E.	No Involvement of Applicants’ Personnel in Fund Activity

Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than Wells Fargo Bank) had any knowledge of, or had any involvement in, the conduct alleged in the Complaint to have constituted the alleged violations that provided a basis for the Injunction; (ii) the personnel at Wells Fargo Bank who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing advisory, sub-advisory, depository or underwriting services to Funds and, in fact, are no longer employed by Wells Fargo Bank; and (iii) because the personnel of the Applicants (other than Wells Fargo Bank) did not have any involvement in the alleged misconduct, shareholders of Funds that received investment advisory, depositor and principal underwriting services from the Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

F.	Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and Wells Fargo Bank have negotiated a settlement reflected in the Complaint, the Consent and the Final Judgment. Significantly, the total payment of $46,078,591 will be paid into a Fair Fund for distribution to municipal derivative transaction counterparties affected by the conduct alleged in the Complaint. In addition, Wells Fargo Bank undertook certain remedial and corrective measures related to compliance oversight.

Wells Fargo Bank also negotiated a settlement with the Internal Revenue Service with respect to the conduct alleged in the Complaint. As part of that settlement, the IRS has agreed that for purposes of determining compliance by affected bond issuers with the arbitrage requirements of Section 148 of the Internal Revenue Code of 1986, as amended (the “Code”), the transactions affected by the conduct alleged in the Complaint will be deemed to have been entered into on terms which represented the fair market value of such transactions. In addition, the holders of bonds affected by the conduct alleged in the Complaint are not required to include in their gross income any interest earned on those bond issues. Finally, for purposes of Sections 103 and 141 through 150 of the Code, issuers of bonds affected by the conduct alleged in the Complaint are not required to include in the gross proceeds of such bond issuances payments to them as a result of settlements entered into by Wells Fargo Bank with the Commission or other regulators or private plaintiffs arising out of the same alleged conduct.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds for which the Applicants serve as investment adviser, investment sub-adviser or principal underwriter, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, of the circumstances that led to the Injunction, any impact on the Funds and this Application. The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.	Applicants’ Prior Section 9(c) Orders

Wachovia Securities, LLC (“Wachovia Securities”) obtained an exemptive order under Section 9(c) in 2009.5 The application was submitted because of an injunction imposed on Wachovia Securities in connection with allegations by the Commission involving the sale of auction rate securities without adequate disclosure of the risks involved in purchasing these securities.

Wachovia Corporation, First International Advisors (doing business as Evergreen International Advisors) and others obtained an exemptive order under Section 9(c) in 2005.6 The

[5]	Wachovia Securities, LLC, et al. (Notice of Application and Temporary Order) IC-28618; 812-13632 (Feb. 18, 2009); Wachovia Securities, LLC, et al. (Permanent Order) IC-28648 (Mar. 17, 2009).
[6]	Wachovia Corporation, et al. (Notice of Application and Temporary Order) IC-26723; 812-13135 (Jan. 12, 2005); Wachovia Corporation, et al. (Permanent Order) IC-26750 (Feb. 8, 2005).

application was submitted because of an injunction imposed on Wachovia Corporation and First Union Corporation for certain violations of the reporting and proxy disclosure provisions of Sections 13(a) and 14(a) of the Exchange Act in connection with the 2001 merger between Wachovia Corporation and First Union Corporation.

In 1988, Wells Fargo Bank N.A. and Wells Fargo Investment Advisors obtained such an order.7 The application arose after the Commodity Futures Trading Commission (the “CFTC”) filed a civil complaint in the U.S. District Court for the Central District of California alleging that “Wells Fargo Gold Market Certificates” had been offered and sold to members of the general public in violation of the CFTC rule requiring that such instruments be traded only on a CFTC-designated contract market. The relevant parties were enjoined from directly or indirectly engaging in any transaction involving a commodity option in violation of any CFTC rule, regulation or order.

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

[7]	Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors (Notice of Application and Temporary Order) IC-16311; 812-6958 (Mar. 11, 1988); Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors (Permanent Order) IC-16355 (Apr. 7, 1988).

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Douglas R. Edwards
Assistant General Counsel
Wells Fargo Law Department
MAC D1053-300
301 South College Street
Charlotte, North Carolina 28202
douglas.edwards@wellsfargo.com

with a copy to:

Karen Patton Seymour, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-3196

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The authorizations required by

Rule 0-2(c)(l) under the Act are included in Exhibits A-1 through A-12 and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December, 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO BANK, N.A.

By:	/s/ Douglas R. Edwards
Name:	Douglas R. Edwards
Title:	Senior Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

FIRST INTERNATIONAL ADVISORS, LLC

By:	/s/ Peter M. Wilson
Name:	Peter M. Wilson
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC

By:	/s/ Sandra L. Incontro
Name:	Sandra L. Incontro
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GOLDEN CAPITAL MANAGEMENT, LLC

By:	/s/ Greg W. Golden
Name:	Greg W. Golden
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President

The Applicant named below has caused this Application to be duly signed on their behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

ALTERNATIVE STRATEGIES GROUP, INC.

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ Karla M. Rabusch
Name:	Karla M. Rabusch
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS CAPITAL MANAGEMENT INCORPORATED

By:	/s/ Robert W. Bissell
Name:	Robert W. Bissell
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PEREGRINE CAPITAL MANAGEMENT, INC.

By:	/s/ Robert B. Mersky
Name:	Robert B. Mersky
Title:	President and Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GALLIARD CAPITAL MANAGEMENT, INC.

By:	/s/ Michael J. Hogan
Name:	Michael J. Hogan
Title:	Chairman and President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-11 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

NELSON CAPITAL MANAGEMENT, LLC

By:	/s/ Scott C. Benner
Name:	Scott C. Benner
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of December 2011. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-12 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By:	/s/ Wayne Badorf
Name:	Wayne Badorf
Title:	President

Exhibit A-1

I, Beverly W. Jackson, an Assistant Secretary of Wells Fargo Bank, National Association, a national banking association (the “Bank”), hereby certify as follows:

1. The following is a true and correct extract from resolutions duly adopted by the Board of Directors of the Bank on November 25, 2003, as amended, and no modification, amendment, rescission or revocation of such resolutions has occurred affecting such extract as of the date of this certificate.

RESOLVED, that agreements, instruments, or other documents, including amendments and modifications thereto, relating to or affecting the property or business and affairs of the Bank, whether acting for its own account or in a fiduciary or other representative capacity, may be executed in its name by the persons hereinafter authorized;

FURTHER RESOLVED, that for the purposes of these resolutions, “Executive Officer” shall mean any person specifically designated as an Executive Officer of the Bank by resolution of the Board of Directors, and “Signing Officer” shall mean the Chairman of the Board, the President, any Senior Executive Vice President, any Executive Vice President, any Senior Vice President, the Treasurer, any Vice President, any Assistant Vice President, any person whose title includes the word “Officer” (e.g., Commercial Banking Officer, Personal Banking Officer, Trust Officer), or any other person whose title has been or is hereafter designated by the Board of Directors as a title for an officer of the Bank, and such officers are hereby authorized to sign agreements, instruments and other documents on behalf of the Bank in accordance with the signing authorities conferred in Parts A, B and C of these resolutions;

*  *  *

B.    Vice Presidents and Above

FURTHER RESOLVED, that the Chairman, the President, any Senior Executive Vice President, any Executive Vice President, any Senior Vice President and any Vice President, acting alone, may execute on behalf of the Bank:

1.	Deeds, leases, assignments, bills of sale, purchase agreements and other instruments of conveyance to purchase, sell, lease or sublease to or from a third party real property, or any interest therein, for the Bank’s own account; provided, however, that such agreements, instruments and other documents may also be signed as hereinafter provided with respect to real property acquired by the Bank in connection with collateral for a loan.

2.	Bonds of indemnity and powers of attorney; provided, however, that proxies to vote stock in a corporation or to vote other interests in other legal entities and stock and bond powers may also be signed as hereinafter provided.

C.    Signing Officers

FURTHER RESOLVED, that any Signing Officer, acting alone, may execute on behalf of the Bank, whether acting for its own account or in a fiduciary or other representative capacity:

*  *  *

16.	Tax returns and all reports, applications and other filings made with any federal, state or local governmental department, agency, body or official.

17.	Pleadings, petitions, accounts, and other documents to be filed in any court, administrative or other proceeding, including verifications thereof.

*  *  *

2. On the date hereof, the following named person is duly appointed, qualified and is an acting officer of the Bank, that their correct title appears beside their name, and that on said date they are duly authorized to act on behalf of the Bank as set forth in the foregoing resolutions:

Douglas R. Edwards	Senior Vice President

IN WITNESS WHEREOF, I have hereunto set my hand this 8th day of December 2011.

By:	/s/ Beverly W. Jackson
Name:	Beverly W. Jackson
Title:	Assistant Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of First International Advisors, LLC (“First International”) does hereby certify that this Application is signed by Peter M. Wilson, a Director of First International, pursuant to the general authority vested in him as such under Section 7.3 of First International’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

FIRST INTERNATIONAL ADVISORS, LLC

By:	/s/ Mandip Sohal
Name:	Mandip Sohal
Title:	Chief Compliance Officer

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Metropolitan West Capital Management, LLC (“Metropolitan West”) does hereby certify that this Application is signed by Sandra L. Incontro, President of Metropolitan West, pursuant to the general authority vested in her as such under Article IV, Section 4.1, of Metropolitan West’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC

By:	/s/ Michael H. Koonce
Name:	Michael H. Koonce
Title:	Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Golden Capital Management, LLC (“Golden Capital”) does hereby certify that this Application is signed by Greg W. Golden, President of GCM Partners, Inc., the Managing Member of Golden Capital, pursuant to specific authority granted to him by action of the Board of Directors of GCM Partners, Inc., the Managing Member of Golden Capital.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

GOLDEN CAPITAL MANAGEMENT, LLC

By:	/s/ Robert B. Carroll
Name:	Robert B. Carroll
Title:	Chief Compliance Officer

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Alternative Strategies Brokerage Services, Inc. (“Alternative Strategies Brokerage”) does hereby certify that this Application is signed by Adam Taback, President of Alternative Strategies Brokerage, pursuant to the general authority vested in him as such under Alternative Strategies Brokerage’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

By:	/s/ Sheelpa Brown Patel
Name:	Sheelpa Brown Patel
Title:	Chief Compliance Officer

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Alternative Strategies Group, Inc. (“Alternative Strategies”) does hereby certify that this Application is signed by Adam Taback, President of Alternative Strategies, pursuant to the general authority vested in him as such under Alternative Strategies’ by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

ALTERNATIVE STRATEGIES GROUP, INC.

By:	/s/ Doretta L. Dunegan
Name:	Doretta L. Dunegan
Title:	Secretary

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and Secretary of Wells Fargo Funds Management, LLC (“WFFM”), does hereby certify that this Application is signed by Karla M. Rabusch, President of WFFM, pursuant to the general authority vested in her as such under WFFM’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ C. David Messman
Name:	C. David Messman
Title:	Senior Vice President and Secretary

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Wells Capital Management Incorporated (“WCM”), does hereby certify that this Application is signed by Robert W. Bissell, President of WCM, pursuant to the general authority vested in him as such under WCM’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

WELLS CAPITAL MANAGEMENT INCORPORATED

By:	/s/ Mai Shiver
Name:	Mai Shiver
Title:	Secretary

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Peregrine Capital Management, Inc. (“Peregrine”), does hereby certify that this Application is signed by Robert B. Mersky, President and Chief Executive Officer of Peregrine, pursuant to the general authority vested in him as such under Peregrine’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

PEREGRINE CAPITAL MANAGEMENT, INC.

By:	/s/ Christine M. Mullady
Name:	Christine M. Mullady
Title:	Chief Compliance Officer

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Galliard Capital Management, Inc. (“Galliard”), does hereby certify that this Application is signed by Michael J. Hogan, Chairman and President of Galliard, pursuant to the general authority vested in him as such under Galliard’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

GALLIARD CAPITAL MANAGEMENT, INC.

By:	/s/ David H. Lui
Name:	David H. Lui
Title:	Chief Compliance Officer

Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Nelson Capital Management, LLC (“Nelson”), does hereby certify that this Application is signed by Scott C. Benner, President of Nelson, pursuant to general authority vested in him as such under Nelson’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

NELSON CAPITAL MANAGEMENT, LLC

By:	/s/ James Record
Name:	James Record
Title:	Chief Compliance Officer

Exhibit A-12

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President of Wells Fargo Funds Distributor, LLC (“WFFD”), does hereby certify that this Application is signed by Wayne Badorf, President of WFFD, pursuant to the general authority vested in him as such under WFFD’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 8th day of December 2011.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By:	/s/ Carolyn Wilary
Name:	Carolyn Wilary
Title:	Vice President

Annex A

Part 1

Fund not affiliated with Wells Fargo for which First International Advisors, LLC provides investment advisory services

1.	EQ ADVISORS TRUST

1)	EQ/Global Bond PLUS Portfolio

Part 2

Funds not affiliated with Wells Fargo for which Metropolitan West Capital Management,

LLC provides investment advisory services

1.	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

1)	LVIP Wells Fargo Intrinsic Value Fund

2.	PACE SELECT ADVISORS TRUST

1)	PACE Small/Medium Co Value Equity Investments

3.	RIVERSOURCE MANAGERS SERIES, INC.

1)	Columbia Multi-Adviser Small Cap Value Fund

4.	VALIC COMPANY II

1)	VALIC Small Cap Value Fund

Part 3

Funds not affiliated with Wells Fargo for which Golden Capital Management, LLC provides investment advisory services

1.	FORUM FUNDS

1)	Golden Large Cap Core Fund

2)	Golden Small Cap Core Fund

Part 4

Funds for which Alternative Strategies Group, Inc. provides investment advisory services and for which Alternative Strategies Brokerage Services, Inc. serves as principal underwriter

1)	ASGI Aurora Opportunities Fund, LLC

2)	ASGI Corbin Multi-Strategy Fund, LLC

3)	ASGI Agility Income Fund, LLC

4)	ASGI Mesirow Insight Fund I, LLC

5)	ASGI Mesirow Insight Fund A, LLC

6)	ASGI Mesirow Insight TEI Fund I, LLC

7)	ASGI Mesirow Insight TEI Fund A, LLC

8)     ASGI Mesirow Insight Master Fund, LLC (Alternative Strategies Brokerage Services, Inc. does not serve as principal underwriter for this fund)

Part 5

Funds not affiliated with Wells Fargo for which Wells Capital Management Incorporated provides investment advisory services

1.	COLUMBIA FUNDS VARIABLE SERIES TRUST II

1)	RiverSource Variable Portfolio – Partners Small Capt Growth Fund

2)	RiverSource Variable Portfolio – Wells Fargo Short Duration Government Bond Fund

2.	Consulting Group Capital Markets Funds

1)	Large Capitalization Growth Investments Fund

3.	EQ ADVISERS TRUST

1)	Wells Fargo Omega Growth Portfolio

4.	JOHN HANCOCK FUNDS II

1)	Core Bond Fund

2)	U.S. High Yield Bond Fund

5.	JOHN HANCOCK TRUST

1)	Core Bond Trust

6.	MASTERS’ SELECT FUNDS TRUST

1)	The Masters’ Select Equity Fund

2)	The Masters’ Select Smaller Companies Fund

7.	NATIONWIDE VARIABLE INSURANCE TRUST

1)	NVIT Multi-Manager Large Cap Growth Fund

2)	NVIT Multi-Manager Mid Cap Growth Fund

8.	PRAXIS MUTUAL FUNDS

1)	Praxis International Fund

9.	PENN SERIES FUNDS, INC.

1)	Large Core Growth Fund

2)	SMID Cap Growth Fund

10.	SEI INSTITUTIONAL INVESTMENTS TRUST

1)	Core Fixed Income Fund

11.	SEI INSTITUTIONAL MANAGED TRUST

1)	US Fixed Income Fund

2)	Core Fixed Income Fund

12.	SUNAMERICA SERIES TRUST

1)	Fundamental Growth Portfolio

2)	Aggressive Growth Portfolio

13.	The Thirty-Eight Hundred Fund, LLC (Wells Fargo owns all of the equity issued by this fund)

14.	VALIC COMPANY I

1)	VALIC Small Cap Special Values Fund

2)	VALIC Large Cap Core Fund

3)	VALIC Small Mid Growth Fund

Part 6

Fund not affiliated with Wells Fargo for which Wells Fargo Bank provides investment advisory services

1.	THE ADVISORS INNER CIRCLE FUND II

1)	Clear River Fund

Annex B

Part 1

Funds for which Wells Fargo Funds Management, LLC provides investment advisory services

1. WELLS FARGO FUNDS TRUST (110 Series)

1)	Wells Fargo Advantage 100% Treasury Money Market Fund (a)

2)	Wells Fargo Advantage Adjustable Rate Government Fund (a)

3)	Wells Fargo Advantage Asia Pacific Fund (a)

4)	Wells Fargo Advantage Asset Allocation Fund

5)	Wells Fargo Advantage C&B Large Cap Value Fund

6)	Wells Fargo Advantage C&B Mid Cap Value Fund

7)	Wells Fargo Advantage California Limited-Term Tax-Free Fund (a)

8)	Wells Fargo Advantage California Tax-Free Fund (a)

9)	Wells Fargo Advantage California Municipal Money Market Fund (a)

10)	Wells Fargo Advantage Capital Growth Fund (a)

11)	Wells Fargo Advantage Cash Investment Money Market Fund (a)

12)	Wells Fargo Advantage Colorado Tax-Free Fund (a)

13)	Wells Fargo Advantage Common Stock Fund (a)

14)	Wells Fargo Advantage Conservative Allocation Fund (a)

15)	Wells Fargo Advantage Disciplined U.S. Core (g)

16)	Wells Fargo Advantage Discovery Fund (a)

17)	Wells Fargo Advantage Diversified Capital Builder Fund (a)

18)	Wells Fargo Advantage Diversified Equity Fund

19)	Wells Fargo Advantage Diversified Income Builder Fund (a)

20)	Wells Fargo Advantage Diversified International Fund (a)

21)	Wells Fargo Advantage Diversified Small Cap Fund

22)	Wells Fargo Advantage Dow Jones Target 2010 Fund

23)	Wells Fargo Advantage Dow Jones Target 2015 Fund

24)	Wells Fargo Advantage Dow Jones Target 2020 Fund

25)	Wells Fargo Advantage Dow Jones Target 2025 Fund

26)	Wells Fargo Advantage Dow Jones Target 2030 Fund

27)	Wells Fargo Advantage Dow Jones Target 2035 Fund

28)	Wells Fargo Advantage Dow Jones Target 2040 Fund

29)	Wells Fargo Advantage Dow Jones Target 2045 Fund

30)	Wells Fargo Advantage Dow Jones Target 2050 Fund

31)	Wells Fargo Advantage Dow Jones Target 2055 Fund

32)	Wells Fargo Advantage Dow Jones Target Today Fund

33)	Wells Fargo Advantage Emerging Growth Fund (a)

34)	Wells Fargo Advantage Emerging Markets Equity Fund (a)

35)	Wells Fargo Advantage Endeavor Select Fund (a)

36)	Wells Fargo Advantage Enterprise Fund (a)

37)	Wells Fargo Advantage Equity Value Fund

38)	Wells Fargo Advantage Global Opportunities Fund (a)

39)	Wells Fargo Advantage Government Money Market Fund (a)

40)	Wells Fargo Advantage Government Securities Fund (a)

41)	Wells Fargo Advantage Growth Balanced Fund (a)

42)	Wells Fargo Advantage Growth Fund (a)

43)	Wells Fargo Advantage Health Care Fund (a)

44)	Wells Fargo Advantage Heritage Money Market Fund (a)

45)	Wells Fargo Advantage High Income Fund (a)

46)	Wells Fargo Advantage High Yield Bond Fund (a)

47)	Wells Fargo Advantage Income Plus Fund (a)

48)	Wells Fargo Advantage Index Asset Allocation Fund (a)

49)	Wells Fargo Advantage Index Fund (g)

50)	Wells Fargo Advantage Inflation-Protected Bond Fund (a)

51)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund (a)

52)	Wells Fargo Advantage International Bond Fund (e)

53)	Wells Fargo Advantage International Equity Fund (a)

54)	Wells Fargo Advantage International Value Fund

55)	Wells Fargo Advantage Intrinsic Small Cap Value Fund (f)

56)	Wells Fargo Advantage Intrinsic Value Fund (f)

57)	Wells Fargo Advantage Intrinsic World Equity Fund (f)

58)	Wells Fargo Advantage Large Cap Core Fund (g)

59)	Wells Fargo Advantage Large Cap Growth Fund (a)

60)	Wells Fargo Advantage Large Company Value Fund

61)	Wells Fargo Advantage Minnesota Money Market Fund (a)

62)	Wells Fargo Advantage Minnesota Tax-Free Fund (a)

63)	Wells Fargo Advantage Moderate Balanced Fund (a)

64)	Wells Fargo Advantage Money Market Fund (a)

65)	Wells Fargo Advantage Municipal Bond Fund (a)

66)	Wells Fargo Advantage Municipal Cash Management Money Market Fund (a)

67)	Wells Fargo Advantage Municipal Money Market Fund

68)	Wells Fargo Advantage National Tax-Free Money Market Fund (a)

69)	Wells Fargo Advantage New Jersey Municipal Money Market Fund (a)

70)	Wells Fargo Advantage New York Municipal Money Market Fund (a)

71)	Wells Fargo Advantage North Carolina Tax-Free Fund (a)

72)	Wells Fargo Advantage Opportunity Fund (a)

73)	Wells Fargo Omega Growth Fund (a)

74)	Wells Fargo Advantage Pennsylvania Money Market Fund (a)

75)	Wells Fargo Advantage Pennsylvania Tax-Free Fund (a)

76)	Wells Fargo Advantage Precious Metals Fund (a)

77)	Wells Fargo Advantage Premier Large Company Growth Fund (a)

78)	Wells Fargo Advantage Prime Investment Money Market Fund (a)

79)	Wells Fargo Advantage Short Duration Government Bond Fund (a)

80)	Wells Fargo Advantage Short-Term Bond Fund (a)

81)	Wells Fargo Advantage Short-Term High Yield Bond Fund (a)

82)	Wells Fargo Advantage Short-Term Municipal Bond Fund (a)

83)	Wells Fargo Advantage Small/Mid Cap Core Fund (g)

84)	Wells Fargo Advantage Small Cap Opportunities Fund

85)	Wells Fargo Advantage Small Cap Value Fund (a)

86)	Wells Fargo Advantage Small Company Growth Fund (b)

87)	Wells Fargo Advantage Small Company Value Fund (b)

88)	Wells Fargo Advantage Small/Mid Cap Value Fund (a)

89)	Wells Fargo Advantage Social Sustainability Fund (d)

90)	Wells Fargo Advantage Special Mid Cap Value Fund (a)

91)	Wells Fargo Advantage Special Small Cap Value Fund (a)

92)	Wells Fargo Advantage Specialized Technology Fund

93)	Wells Fargo Advantage Strategic Large Cap Growth Fund (a)

94)	Wells Fargo Advantage Strategic Municipal Bond Fund (a)

95)	Wells Fargo Advantage Strategic Small Cap Value Fund

96)	Wells Fargo Advantage Traditional Small Cap Growth Fund (a)

97)	Wells Fargo Advantage Total Return Bond Fund (a)

98)	Wells Fargo Advantage Treasury Plus Money Market Fund (a)

99)	Wells Fargo Advantage Ultra Short-Term Income Fund (a)

100)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund (a)

101)	Wells Fargo Advantage Utility and Telecommunications Fund

102)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio (a)

103)	Wells Fargo Advantage WealthBuilder Equity Portfolio (a)

104)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio (a)

105)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio (a)

106)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio (a)

107)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio (a)

108)	Wells Fargo Advantage Wisconsin Tax-Free Fund (a)

109)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G (a)

110)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M (a)

2. WELLS FARGO VARIABLE TRUST (9 Series)

111)	Wells Fargo Advantage VT Discovery Fund (a)

112)	Wells Fargo Advantage VT Index Asset Allocation Fund (a)

113)	Wells Fargo Advantage VT International Equity Fund (a)

114)	Wells Fargo Advantage VT Intrinsic Value Fund (f)

115)	Wells Fargo Advantage VT Omega Growth Fund (a)

116)	Wells Fargo Advantage VT Opportunity Fund (a)

117)	Wells Fargo Advantage VT Small Cap Growth Fund (a)

118)	Wells Fargo Advantage VT Small Cap Value Fund (a)

119)	Wells Fargo Advantage VT Total Return Bond Fund (a)

3. WELLS FARGO MASTER TRUST (19 Series)

120)	Wells Fargo Advantage C&B Large Cap Value Portfolio

121)	Wells Fargo Advantage Diversified Large Cap Growth Portfolio

122)	Wells Fargo Advantage Diversified Stock Portfolio

123)	Wells Fargo Advantage Emerging Growth Portfolio (a)

124)	Wells Fargo Advantage Equity Value Portfolio

125)	Wells Fargo Advantage Index Portfolio (a)

126)	Wells Fargo Advantage Inflation-Protected Bond Portfolio (a)

127)	Wells Fargo Advantage International Equity Portfolio

128)	Wells Fargo Advantage International Growth Portfolio

129)	Wells Fargo Advantage International Index Portfolio

130)	Wells Fargo Advantage International Value Portfolio

131)	Wells Fargo Advantage Large Company Value Portfolio

132)	Wells Fargo Advantage Managed Fixed Income Portfolio (c)

133)	Wells Fargo Advantage Short-Term Investment Portfolio (a)

134)	Wells Fargo Advantage Small Cap Value Portfolio (a)

135)	Wells Fargo Advantage Small Company Growth Portfolio (b)

136)	Wells Fargo Advantage Small Company Value Portfolio (b)

137)	Wells Fargo Advantage Stable Income Portfolio (c)

138)	Wells Fargo Advantage Total Return Bond Portfolio (a)

4. WELLS FARGO ADVANTAGE INCOME OPPORTUNITIES FUND (a)

5. WELLS FARGO ADVANTAGE MULTI-SECTOR INCOME FUND (a)

6. WELLS FARGO ADVANTAGE UTILITIES AND HIGH INCOME FUND (a)

7. WELLS FARGO ADVANTAGE GLOBAL DIVIDEND OPPORTUNITY FUND

(a)	Fund is sub-advised by Wells Capital Management Incorporated

(b)	Fund is sub-advised by Peregrine Capital Management, Inc.

(c)	Fund is sub-advised by Galliard Capital Management, Inc.

(d)	Fund is sub-advised by Nelson Capital Management, LLC

(e)	Fund is sub-advised by First International Advisors, LLC

(f)	Fund is sub-advised by Metropolitan West Capital Management, LLC

(g)	Fund is sub-advised by Golden Capital Management, LLC

Annex C

Part 1

Funds for which Wells Fargo Funds Distributor, LLC serves as principal underwriter

1. WELLS FARGO FUNDS TRUST (110 Series)

1)	Wells Fargo Advantage 100% Treasury Money Market Fund

2)	Wells Fargo Advantage Adjustable Rate Government Fund

3)	Wells Fargo Advantage Asia Pacific Fund

4)	Wells Fargo Advantage Asset Allocation Fund

5)	Wells Fargo Advantage C&B Large Cap Value Fund

6)	Wells Fargo Advantage C&B Mid Cap Value Fund

7)	Wells Fargo Advantage California Limited-Term Tax-Free Fund

8)	Wells Fargo Advantage California Tax-Free Fund

9)	Wells Fargo Advantage California Municipal Money Market Fund

10)	Wells Fargo Advantage Capital Growth Fund

11)	Wells Fargo Advantage Cash Investment Money Market Fund

12)	Wells Fargo Advantage Colorado Tax-Free Fund

13)	Wells Fargo Advantage Common Stock Fund

14)	Wells Fargo Advantage Conservative Allocation Fund

15)	Wells Fargo Advantage Disciplined U.S. Core

16)	Wells Fargo Advantage Discovery Fund

17)	Wells Fargo Advantage Diversified Capital Builder Fund

18)	Wells Fargo Advantage Diversified Equity Fund

19)	Wells Fargo Advantage Diversified Income Builder Fund

20)	Wells Fargo Advantage Diversified International Fund

21)	Wells Fargo Advantage Diversified Small Cap Fund

22)	Wells Fargo Advantage Dow Jones Target 2010 Fund

23)	Wells Fargo Advantage Dow Jones Target 2015 Fund

24)	Wells Fargo Advantage Dow Jones Target 2020 Fund

25)	Wells Fargo Advantage Dow Jones Target 2025 Fund

26)	Wells Fargo Advantage Dow Jones Target 2030 Fund

27)	Wells Fargo Advantage Dow Jones Target 2035 Fund

28)	Wells Fargo Advantage Dow Jones Target 2040 Fund

29)	Wells Fargo Advantage Dow Jones Target 2045 Fund

30)	Wells Fargo Advantage Dow Jones Target 2050 Fund

31)	Wells Fargo Advantage Dow Jones Target 2055 Fund

32)	Wells Fargo Advantage Dow Jones Target Today Fund

33)	Wells Fargo Advantage Emerging Growth Fund

34)	Wells Fargo Advantage Emerging Markets Equity Fund

35)	Wells Fargo Advantage Endeavor Select Fund

36)	Wells Fargo Advantage Enterprise Fund

37)	Wells Fargo Advantage Equity Value Fund

38)	Wells Fargo Advantage Global Opportunities Fund

39)	Wells Fargo Advantage Government Money Market Fund

40)	Wells Fargo Advantage Government Securities Fund

41)	Wells Fargo Advantage Growth Balanced Fund

42)	Wells Fargo Advantage Growth Fund

43)	Wells Fargo Advantage Health Care Fund

44)	Wells Fargo Advantage Heritage Money Market Fund

45)	Wells Fargo Advantage High Income Fund

46)	Wells Fargo Advantage High Yield Bond Fund

47)	Wells Fargo Advantage Income Plus Fund

48)	Wells Fargo Advantage Index Asset Allocation Fund

49)	Wells Fargo Advantage Index Fund

50)	Wells Fargo Advantage Inflation-Protected Bond Fund

51)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund

52)	Wells Fargo Advantage International Bond Fund

53)	Wells Fargo Advantage International Equity Fund

54)	Wells Fargo Advantage International Value Fund

55)	Wells Fargo Advantage Intrinsic Small Cap Value Fund

56)	Wells Fargo Advantage Intrinsic Value Fund

57)	Wells Fargo Advantage Intrinsic World Equity Fund

58)	Wells Fargo Advantage Large Cap Core Fund

59)	Wells Fargo Advantage Large Cap Growth Fund

60)	Wells Fargo Advantage Large Company Value Fund

61)	Wells Fargo Advantage Minnesota Money Market Fund

62)	Wells Fargo Advantage Minnesota Tax-Free Fund

63)	Wells Fargo Advantage Moderate Balanced Fund

64)	Wells Fargo Advantage Money Market Fund

65)	Wells Fargo Advantage Municipal Bond Fund

66)	Wells Fargo Advantage Municipal Cash Management Money Market Fund

67)	Wells Fargo Advantage Municipal Money Market Fund

68)	Wells Fargo Advantage National Tax-Free Money Market Fund

69)	Wells Fargo Advantage New Jersey Municipal Money Market Fund

70)	Wells Fargo Advantage New York Municipal Money Market Fund

71)	Wells Fargo Advantage North Carolina Tax-Free Fund

72)	Wells Fargo Advantage Opportunity Fund

73)	Wells Fargo Omega Growth Fund

74)	Wells Fargo Advantage Pennsylvania Money Market Fund

75)	Wells Fargo Advantage Pennsylvania Tax-Free Fund

76)	Wells Fargo Advantage Precious Metals Fund

77)	Wells Fargo Advantage Premier Large Company Growth Fund

78)	Wells Fargo Advantage Prime Investment Money Market Fund

79)	Wells Fargo Advantage Short Duration Government Bond Fund

80)	Wells Fargo Advantage Short-Term Bond Fund

81)	Wells Fargo Advantage Short-Term High Yield Bond Fund

82)	Wells Fargo Advantage Short-Term Municipal Bond Fund

83)	Wells Fargo Advantage Small/Mid Cap Core Fund

84)	Wells Fargo Advantage Small Cap Opportunities Fund

85)	Wells Fargo Advantage Small Cap Value Fund

86)	Wells Fargo Advantage Small Company Growth Fund

87)	Wells Fargo Advantage Small Company Value Fund

88)	Wells Fargo Advantage Small/Mid Cap Value Fund

89)	Wells Fargo Advantage Social Sustainability Fund

90)	Wells Fargo Advantage Special Mid Cap Value Fund

91)	Wells Fargo Advantage Special Small Cap Value Fund

92)	Wells Fargo Advantage Specialized Technology Fund

93)	Wells Fargo Advantage Strategic Large Cap Growth Fund

94)	Wells Fargo Advantage Strategic Municipal Bond Fund

95)	Wells Fargo Advantage Strategic Small Cap Value Fund

96)	Wells Fargo Advantage Traditional Small Cap Growth Fund

97)	Wells Fargo Advantage Total Return Bond Fund

98)	Wells Fargo Advantage Treasury Plus Money Market Fund

99)	Wells Fargo Advantage Ultra Short-Term Income Fund

100)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund

101)	Wells Fargo Advantage Utility and Telecommunications Fund

102)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio

103)	Wells Fargo Advantage WealthBuilder Equity Portfolio

104)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio

105)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio

106)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio

107)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio

108)	Wells Fargo Advantage Wisconsin Tax-Free Fund

109)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G

110)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M

2. WELLS FARGO VARIABLE TRUST (9 Series)

111)	Wells Fargo Advantage VT Discovery Fund

112)	Wells Fargo Advantage VT Index Asset Allocation Fund

113)	Wells Fargo Advantage VT International Equity Fund

114)	Wells Fargo Advantage VT Intrinsic Value Fund

115)	Wells Fargo Advantage VT Omega Growth Fund

116)	Wells Fargo Advantage VT Opportunity Fund

117)	Wells Fargo Advantage VT Small Cap Growth Fund

118)	Wells Fargo Advantage VT Small Cap Value Fund

119)	Wells Fargo Advantage VT Total Return Bond Fund

3. WELLS FARGO MASTER TRUST (19 Series)

120)	Wells Fargo Advantage C&B Large Cap Value Portfolio

121)	Wells Fargo Advantage Diversified Large Cap Growth Portfolio

122)	Wells Fargo Advantage Diversified Stock Portfolio

123)	Wells Fargo Advantage Emerging Growth Portfolio

124)	Wells Fargo Advantage Equity Value Portfolio

125)	Wells Fargo Advantage Index Portfolio

126)	Wells Fargo Advantage Inflation-Protected Bond Portfolio

127)	Wells Fargo Advantage International Equity Portfolio

128)	Wells Fargo Advantage International Growth Portfolio

129)	Wells Fargo Advantage International Index Portfolio

130)	Wells Fargo Advantage International Value Portfolio

131)	Wells Fargo Advantage Large Company Value Portfolio

132)	Wells Fargo Advantage Managed Fixed Income Portfolio

133)	Wells Fargo Advantage Short-Term Investment Portfolio

134)	Wells Fargo Advantage Small Cap Value Portfolio

135)	Wells Fargo Advantage Small Company Growth Portfolio

136)	Wells Fargo Advantage Small Company Value Portfolio

137)	Wells Fargo Advantage Stable Income Portfolio

138)	Wells Fargo Advantage Total Return Bond Portfolio